CANARC  RESOURCE  CORP.

(the “Company”)

Management’s Discussion and Analysis

For the Year Ended December 31, 2005

CAUTION – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”.  We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements.  Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies.  The Company expressly disclaims any obligation to update any forward-looking statements.

1.0

Preliminary Information

The following Management’s Discussion and Analysis (“MD&A”) of Canarc Resource Corp. (the “Company”) should be read in conjunction with the accompanying audited consolidated financial statements for the years ended December 31, 2005, 2004 and 2003, all of which are available at the SEDAR website at www.sedar.com.

All financial information in this MD&A is prepared in accordance with Canadian generally accepted accounting principles (“CAD GAAP”), and all dollar amounts are expressed in United States dollars unless otherwise indicated.

All information contained in the MD&A is as of March 22, 2006 unless otherwise indicated.

1.1

Background

The Company was incorporated under the laws of British Columbia and is engaged in the acquisition, exploration, development and exploitation of precious metal properties in Canada, Costa Rica and Suriname.  The Company owns or holds, directly or indirectly, interests in four precious metal properties, known as the New Polaris property in British Columbia, Canada, the Bellavista property in Costa Rica, and the Sara Kreek and Benzdorp properties in Suriname.

The Company owns a 100% interest in the New Polaris property, located in the Atlin Mining Division, British Columbia, which is subject to a 15% net profit interest and may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd.

The Company holds a 5.7% to 20.2% net profit interest in the Bellavista property, located near Miramar, Costa Rica.  Glencairn Gold Corporation (“Glencairn”) owns a 100% working interest in the property, and recently completed construction of a 60,000 ounce gold per year, open pit, heap leach, gold mine which is now in commercial production.  The Company has a net profit interest in Bellavista which entitles the Company to 5.67% of the net profits during the first payback period, increasing to 10.40% during the second payback period and then to 20.24% of net profits thereafter.  Thirty-five percent of this net profit interest will reduce the net profit interest to be received from Glencairn until $317,741 in advance royalty payments are repaid.

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Year Ended December 31, 2005

(expressed in United States dollars)

The Company holds 80% of the shares of Sara Kreek Resource Corporation N.V., the company that holds the Sara Kreek concession in the Republic of Suriname.  The Company owns a 100% interest (subject to royalties) in the subsurface mineral rights and 80% interest (reverting to 50% after payback of the Company’s investment) in the surface mineral rights.  The Company may be required to issue an additional 200,000 shares to the vendor upon completing a feasibility study and commencing commercial production of the underground deposits.

In April 1996, the Company entered into an option agreement with Grasshopper Aluminum Company N.V. (“Grassalco”) to earn up to an 80% interest in the Benzdorp property located in the Republic of Suriname by making cumulative cash payments of $750,000 and property expenditures totalling $5,000,000 over a four-year period.  In August 2002, the Company amended its option agreement.  Cash payments prior to commercial production were reduced to $300,000 and the period to incur exploration expenditures totalling $5,000,000 was extended to April 2005 which was then extended to December 2005 pursuant to amendments in April 2005, subject to a payment of $40,000 which was paid in April 2005.  Also, the Company will owe Grassalco an additional $250,000 payable on or before 30 days after the commencement of commercial production if a feasibility study has not been completed by October 6, 2005.  Each year thereafter, the Company will owe an additional $250,000 payable on or before 30 days after the commencement of commercial production.  However, if a feasibility study has not been completed by October 6, 2008, then the annual additional cash payments of $250,000 will increase at that time to $500,000.  These additional cash payments shall be treated as advance payments against the Grassalco’s shareholder ownership interest and shall be deductible from Grassalco’s net profit share or net smelter profit from exploiting the deposits.  In fiscal 2004, the Company had earned a 40% interest in the Benzdorp property, and the Company expects to exercise its right to increase its interest to 80%.  In February 2004, the Company and Grassalco incorporated a company in Suriname and transferred the Benzdorp concessions to it, on behalf of the Company (40%) and Grassalco (60%).

1.2

Overall Performance

As the Company is focused on its exploration activities, there is no production, sales or inventory in the conventional sense.  The recoverability of costs capitalized to mineral properties and the Company’s future financial success will be dependent upon the extent to which it can discover mineralization and determine the economic viability of developing such properties.  Such development may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty at this time.  Many of the key factors are outside of the Company’s control.  The sales value of any mineralization discovered and developed by the Company is largely dependent upon factors beyond the Company’s control such as the market prices of the metals produced.  As the carrying value and amortization of mineral properties and capital assets are, in part, related to the Company’s mineral reserves and resources, if any, the estimation of such reserves and resources is significant to the Company’s position and results of operations.

Gold prices continued to show strength as the cumulative average increased from $363 per ounce in fiscal 2003 to $410 in fiscal 2004, $445 in fiscal 2005 and  $553 for the period from January 2006 to late March 2006, closing at $551 on March 22, 2006.  Gold prices made new highs in each of the past several years.  In early 2004 prices hit a high of $425, then reached a high of $454 in December 2004, then another new high of $537 in late 2005 and then highs ranging from $565 to $572 in the first quarter of 2006.

New Polaris property

In fiscal 2004, the Company completed the Phase 1 in-fill drilling program for the New Polaris property located in northwest British Columbia.  The Phase 1 in-fill drilling resulted in multiple high grade gold intercepts and intersected economically significant gold grades and vein widths in two main, sub-parallel, en-echelon, shear-veins, the “Upper C” and “Lower C”.  In June 2005, the Company resumed work at New Polaris, including the mapping of a possible road route to Taku Inlet, in preparation for a Phase 2 in-fill drilling program to continue defining and extending the known C zones.  The purpose of this drilling program was to outline at least a 550,000 ounce resource amenable to a feasibility study for a 65,000 ounces per year high grade, underground gold mine with a minimum 8-year mine-life.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Year Ended December 31, 2005

(expressed in United States dollars)

In October 2005, the Company commenced the Phase 2 in-fill drilling program at the New Polaris property which returned additional high grade gold intercepts that established better continuity, thickness and grade of the C vein system.  Eight holes totalling 7,733 feet (2,357 metres) of core were drilled on 100 feet (30 metre) spacings to test the C vein system, starting a further 100 feet (61 metre) down-dip and 100 feet along strike from Phase 1 infill drilling program in 2004.  All eight drill holes intersected economically significant gold grades and vein widths.

The closing of a flow-through private placement for CAD$3.5 million in March 2006 has allowed the Company to proceed with the implementation of a Phase 3 drilling program for the New Polaris property in 2006.  The drilling program will involve 65 holes totaling 20,000 metres of core, and should facilitate updating a portion of the historic resource estimates to a NI 43-101 compliant resource estimate.  Moreover, the work program for 2006 would also include a conceptual mine plan, initial economic assessment, and additional environmental studies needed prior to entering into the provincial mine permitting process.

Benzdorp property

Most of the Company’s exploration efforts in fiscal 2004 were focused on the Phase 2 exploration drilling program on the Benzdorp property.  The JQA prospect was just one of twelve gold prospect areas along the easternmost 10% of the 138,000 hectare Benzdorp property.

In 2005, the Company continued to assess the metallurgical characteristics of saprolite and bedrock mineralization from the JQA prospect in order to determine the viability of gold recovery as well as a comprehensive compilation of previous work and exploration to develop new targets for a drilling program.

In June 2005, the Company resumed its exploration efforts on the Benzdorp property and implemented a six-month program of line-cutting, soil sampling, airborne geophysics, core re-logging and geological compilation.  The goals of the exploration program were as follows:

1)

Complete more detailed sampling of several gold prospect areas to better define them prior to the next drilling program;

2)

Carry out geologic and petrographic studies on JQA drill core to clarify the porphyry rock types and alteration assemblages, then re-interpret all geologic information from the JQA porphyry gold discovery area to better define the higher grade mineralization and extensions for drilling;  and

3)

Use airborne magnetic and radiometric survey data to better understand the underlying geological and structural controls to gold mineralization at Benzdorp and generate new target areas.

The first gold prospects for follow-up sampling were in the Van Heemstra area which is several kilometres north of JQA.  Two broadly anomalous gold prospect areas were found by reconnaissance soil sampling in 1997, but had not been followed up.  By the end of 2005, the Company completed 33 kilometres of line-cutting and collected 1,189 soil samples in the Van Heemstra Kreek area, on the north part of the property.  Two large new gold prospect areas were outlined, referred to as VHA and VHB.  The VHA target is 650 metre long by up to 600 metre wide, and is possibly related to two separate quartz-sericite schist and quartz vein exposures, one of which assayed over 3 gpt gold in a grab sample.  The VHB target is 400 metre long by 200 metre wide, with peak values up to 1.7 gpt gold.

In 2005, the Company also carried out selective re-logging and re-interpretation of the JQA drill core to better understand the controls on mineralization.

By the end of the 2005 exploration program, the Company had expended the US$5 million in exploration expenditures as required as part of its option to earn up to an 80% interest in the Benzdorp property;  the expenditures included a 10% management fee and are subject to acceptance and verification by Grassalco.  The Company currently holds a 40% interest and is required to make certain cash payments and complete a feasibility study in order to fully vest its 80% interest.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Year Ended December 31, 2005

(expressed in United States dollars)

The Company has not completed a feasibility study for the Benzdorp property.

In early 2006, the Company commenced a 4,000 kilometre high-resolution airborne magnetic and radiometric survey over the entire greenstone belt and other prospective portions of the property in order to provide a previously unprecedented degree of geological detail and to assist in identifying the structures controlling gold mineralization.  Once this next $500,000 phase of exploration is completed, the Company can prioritize the gold prospect areas for trenching and drilling.

In 2006, the Company plans to complete up to 300 kilometre of line cutting and to collect more than 7,000 soil samples over another 30% of the prospective greenstone belt, focusing on the meta-sedimentary rocks that host the Haut Antino and Rufin prospect areas.

Bellavista property

Glencairn, owner and operator of the Bellavista mine in Costa Rica, poured its first gold bars at the new Bellavista mine in June 2005.  Based upon Glencairn’s feasibility study, the Bellavista mine has proven and probable ore reserves of 11.2 million tonnes grading 1.54 grams per tonne gold, containing about 555,000 ounces of mineable gold.  At a gold recovery rate of 78.6%, the Bellavista mine can produce an average rate of 60,000 ounces gold per year, with a mine life of 7.3 years and an estimated cash operating cost of $257 per ounce.  The Company received its annual pre-production cash payment of $120,556 from Glencairn in January 2005.  By the end of September 2005, a cumulative total of 510,000 tonnes of ore at an average grade of 1.64 grams per tonne containing an estimated 26,920 oz. gold had been placed on the leach pads.  Glencairn expected to have a total of 775,000 tonnes of ore stacked on leach pads by the end of fiscal 2005 containing approximately 43,000 oz. of gold.  Glencairn achieved commercial production in December 2005, producing 4,257 ounces gold during the month.

The Shareholder Update included in the Company’s audited consolidated financial statements for the year ended December 31, 2005 provides further review of the Company’s overall performance for fiscal 2005 and an outlook for fiscal 2006.

1.3

Selected Annual Information

All financial information is prepared in accordance with CAD GAAP, and all dollar amounts are expressed in United States dollars unless otherwise indicated.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Year Ended December 31, 2005

(expressed in United States dollars)

	For the Years Ended December 31,
(in $000s except per share amounts)	2005	2004	2003

Total revenues	$-	$-	$-

Income (loss) before discontinued operations and extraordinary items:
(i) Total	$315	$(4,013)	$(876)
(ii) Basic per share	$0.01	$(0.07)	$(0.02)
(iii) Fully diluted per share	$-	$(0.07)	$(0.02)

Net income (loss):
(i) Total	$315	$(4,013)	$(876)
(ii) Basic per share	$0.01	$(0.07)	$(0.02)
(iii) Fully diluted per share	$-	$(0.07)	$(0.02)

Total assets	$11,182	$10,777	$12,882
Total long-term liabilities	$-	$-	$-
Dividends per share	$-	$-	$-

In 2005, the Company relied upon its investment in shares of Endeavour Silver Corp. (“Endeavour”), a company which share certain common directors, to finance its operations.  In 2005 a gain of $1.2 million was realized from the disposition of shares of Endeavour.  In November 2005, the Company’s interest in Aztec Metals Corp. (formerly, Minera Aztec Silver Corporation) (“Aztec”) was diluted from 63% to 27% resulting in the recognition of a dilution gain of $621,390;  Aztec closed on a private placement for 6,190,000 units at CAD$0.10 per unit with third parties;  each unit was comprised of one common share and one-half of a share purchase warrant.  Also, an income tax recovery of $143,321 was recognized from the renunciation in February 2005 of exploration expenditures which were incurred in fiscal 2004 in accordance with EIC 146 reflecting the future income taxes related to deductions forgone by the Company.  These factors contributed to the realization of a consolidated net income of $315,447 for the year ended December 31, 2005.

1.4

Results of Operations

Fiscal Year 2005 – Year ended December 31, 2005 compared with December 31, 2004

The Company realized a net income of $315,447 for the year ended December 31, 2005 in contrast to a net loss of over $4 million for the year ended December 31, 2004.  The net income in 2005 was attributable to the combined effects of lower operating costs, gain from disposition of marketable securities, gain from dilution of its long term investment, future income tax recovery from the renunciation of exploration expenditures, and lower write-off of mineral properties.

Overall operating expense were reduced, reflecting the commensurate fall in operating activities of the Company as management refocused efforts on exploration programs for the New Polaris and Benzdorp properties.  Expenses for corporate development decreased slightly and reflected efforts in developing strategic partnerships and alliances for the Company’s properties.  Given that certain accounts of the Company are stated in Canadian dollars, the continued appreciation of the Canadian dollar relative to the U.S. dollar caused the recognition of foreign exchange gains, although the appreciation of the Canadian dollar was not as significant as in prior years.  The Canadian dollar exchange rate relative to the US dollar is slowly strengthening to the levels in the early 1990s.  Stock-based compensation results from the granting of stock options.  In 2005, stock options for 2,395,000 common shares were granted whereas stock options for 1,500,000 common shares were granted in the prior year.  Lower rates of returns and lower volatility of the Company’s shares would yield reduced fair values of the stock options granted.  General and administrative expenses and salaries continue to account for a significant portion of operating expenses, but operating losses fell relative to the prior year.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Year Ended December 31, 2005

(expressed in United States dollars)

Significant gains of over $1.2 million were realized in 2005 from the disposition of marketable securities primarily from the Company’s shareholdings in Endeavour.  Disposition of Endeavour shares provided proceeds of about $1.98 million which financed the operations of the Company in 2005 as minimal financing was provided from equity sources during the year.

In 2005, Aztec, previously a subsidiary of the Company and now only an affiliated company, proceeded with a reorganization involving a change of name, a five-to-one share consolidation, shares-for-debt settlements, and a private placement.  Aztec’s private placement involved the issuance of 6,190,00 common shares and diluted the Company’s interest from 63% to 27% resulting in the recognition of a dilution gain of $621,390.  The Company also wrote-off a debt of $542,051 owed by Aztec.

The future income tax recovery in 2005 was for flow-through shares pursuant to the guidelines issued by the Emerging Issues Committee of the Canadian Institute of Chartered Accountants under EIC 146.  EIC 146 requires the recognition of a provision at the date of the actual renunciation being February 25, 2005, by a reduction in the amount included in share capital relating to the flow-through shares, for the future income taxes related to the deductions foregone by the Company.  As a result of EIC 146, the Company realized an income tax recovery of $143,321 in February 2005 when it renounced exploration expenditures which were financed and incurred in fiscal 2004.

In 2005, there was no exploration work conducted on the Eskay Creek property, so the Company wrote-off its book value of $201,656.  In 2004, the Company wrote-down the Sara Kreek property by $3,184,000 to a nominal value of $100,000 which substantially increased the net loss.

As at December 31, 2005, the Company has mineral properties which are comprised of the following:

	December 31, 2005
	Acquisition	Exploration/
(in $000s)	Costs	Development	Total

British Columbia:
New Polaris	$3,605	$1,229	$4,834

Suriname:
Sara Kreek	100	-	100
Benzdorp	301	4,423	4,724

	$4,006	$5,652	$9,658

At December 31, 2005, to maintain its interest and to fully exercise the options under various property agreements covering the properties located in British Columbia (Canada) and Suriname, the Company must incur exploration expenditures on the properties and make payments in the form of cash and/or shares to the optionors as follows:

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Year Ended December 31, 2005

(expressed in United States dollars)

	Option/Advance	Expenditure
	Royalty Payments	Commitments	Shares
	(in $000s)	(in $000s)
Benzdorp:
On commercial production (i)	$450	$-	-

Sara Kreek:
On commercial production	-	-	200,000

New Polaris:
Net profit interest buyout	-	-	150,000

	$450	$-	350,000

(i)

Paid on or before 30 days after the commencement of commercial production.

These amounts may be reduced in the future as the Company determines which properties to continue to explore and which to abandon.

1.5

Summary of Quarterly Results

All financial information is prepared in accordance with CAD GAAP, and all dollar amounts are expressed in United States dollars unless otherwise indicated.

The following table provides selected financial information of the Company for each of the last eight quarters ended at the most recently completed quarter, December 31, 2005:

(in $000s except	2005				2004
per share amounts)	Dec 31	Sept 30	June 30	Mar 31	Dec 31	Sept 30	June 30	Mar 31

Total revenues	$-	$-	$-	$-	$-	$-	$-	$-

Income (loss) before discontinued
discontinued operations and
extraordinary items:
(i) Total	$598	$95	$(483)	$105	$(3,209)	$(248)	$(178)	$(378)
(ii) Basic per share	$0.01	$-	$(0.01)	$-	$(0.06)	$-	$-	$(0.01)
(iii) Fully diluted
per share	$-	$-	$(0.01)	$-	$(0.06)	$-	$-	$(0.01)

Net income (loss):
(i) Total	$598	$95	$(483)	$105	$(3,209)	$(248)	$(178)	$(378)
(ii) Basic per share	$0.01	$-	$(0.01)	$-	$(0.06)	$-	$-	$(0.01)
(iii) Fully diluted
per share	$-	$-	$(0.01)	$-	$(0.06)	$-	$-	$(0.01)

Total assets	$11,182	$10,760	$10,315	$10,416	$10,777	$13,336	$13,089	$12,591
Total long-term liabilities	$-	$-	$-	$-	$-	$-	$-	$-
Dividends per share	$-	$-	$-	$-	$-	$-	$-	$-

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Year Ended December 31, 2005

(expressed in United States dollars)

Gains from the disposition of marketable securities and a dilution gain from the reduction in the Company’s interest in an affiliated company and the renunciation of exploration expenditures for flow through shares contributed to the realization of a net income in 2005.  The Company has no sources of operating revenues.

1.6

Liquidity and Capital Resources

The Company is in the development stage and has not yet determined whether its mineral properties contain reserves that are economically recoverable.  The recoverability of amounts capitalized for mineral properties is entirely dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development and upon future profitable production.  The Company knows of no trends, demands, commitments, events or uncertainties that may result in the Company’s liquidity either materially increasing or decreasing at the present time or in the foreseeable future.  Material increases or decreases in the Company’s liquidity are substantially determined by the success or failure of the Company’s exploration programs and overall market conditions for smaller resource companies.  Since its incorporation in 1987, the Company has endeavored to secure mineral properties that in due course could be brought into production to provide the Company with cash flow which would be used to undertake work programs on other projects.  To that end, the Company has expended its funds on mineral properties that it believes have the potential to achieve cash flow within a reasonable time frame.  As a result, the Company has incurred losses during each of its fiscal years since incorporation.  This result is typical of smaller mining companies and will continue unless positive cash flow is achieved.

The following table contains selected financial information of the Company’s liquidity:

	December 31,	December 31,
(in $000s)	2005	2004

Cash and cash equivalents	$489	$715
Working capital	$1,201	$1,306

Ongoing operating expenses continue to reduce the Company’s cash resources.  The only source of equity financings in 2005 was from the exercise of stock options which provided proceeds of only CAD$41,000 whereas the exercise of warrants and stock options in 2004 provided proceeds of CAD$1,134,050.  In the last quarter of 2004, the Company closed a flow-through private placement for 750,000 common shares at CAD$0.65 per share to provide proceeds of CAD$487,500 for exploration expenditures for the New Polaris property.

In March 2006, the Company closed brokered and non-brokered private placements.  The brokered private placement with Dundee Securities Corporation (the “Agent”) was for 3,850,000 flow-through common shares at CAD$0.82 per share for gross proceeds of CAD$3,157,000.  Agent’s fees of CAD$189,420 were comprised of CAD$123,123 in cash and CAD$66,297 in non-flow-through common shares, totalling 80,850 shares, at a deemed price of CAD$0.82 per share.  The Agent also received a compensation warrant exercisable for 231,000 non-flow-through common shares at an exercise price of CAD$0.82 and with an expiry date of March 17, 2007.  The non-brokered private placement was for 449,511 flow-through common shares at CAD$0.82 per share for gross proceeds of CAD$368,599.  Finders’ fees totalling CAD$20,316 were paid.

In 2005, the Company expended $480,000 for the Phase 2 in-fill drilling program at the New Polaris property.  The Phase 3 drilling program in 2006 will be financed by the flow-through private placements totaling CAD$3.5 million which closed in March 2006.

In 2005, the Company expended $440,000 in exploration efforts for the Benzdorp property, which involved line-cutting, soil sampling, airborne geophysics, core re-logging and geological compilation.  In 2006, the Company has commenced a $500,000 exploration program involving high-resolution airborne magnetic and radiometric survey, line cutting and soil sampling.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Year Ended December 31, 2005

(expressed in United States dollars)

In January 2005, the Company received $120,546 from Glencairn for the pre-production payments for the Bellavista property located in Costa Rica.

Proceeds from the disposition of marketable securities provided another source of cash flows for the Company in which it realized proceeds of $2,009,000 in 2005 and $1,245,000 in 2004.  During 2005, its investment in Endeavour contributed to the increase in the overall quoted market value of the Company’s marketable securities which increased from $2,077,782 at December 31, 2004 to $2,469,562 at December 31, 2005.  At December 30, 2005, shares of Endeavour have a market price of CAD$2.69 and at December 31, 2004 the market price was CAD$1.67.  As at March 22, 2006, the market price of Endeavour shares increased to CAD$4.39.

In November 2005, Aztec, an affiliated company, closed a private placement for 6,190,000 units at CAD$0.10 per unit with each unit comprised of one common share and one-half of a share purchase warrant.  Then in early 2006 Aztec initiated another private placement for up to 3,675,000 units at CAD$0.30 per unit with each unit comprising of one common share and one-half of a share purchase warrant.  The closing of this private placement would dilute the Company’s interest in Aztec from 27% to about 19%.

The Company has entered into a number of option agreements for mineral properties that involve payments in the form of cash and/or shares of the Company as well as minimum exploration expenditure requirements.  Under the Item 1.4, further details of contractual obligations are provided as at December 31, 2005.  The Company will continue to rely upon equity financing as its principal source of financing its projects.

1.7

Capital Resources

Item 1.6 provides further details.

1.8

Off-Balance Sheet Arrangements

On May 31, 2005, the shareholders of the Company approved a shareholder rights plan (the “Plan”), that became effective on April 30, 2005.  The Plan is intended to ensure that any entity seeking to acquire control of the Company makes an offer that represents fair value to all shareholders and provides the board of directors with sufficient time to assess and evaluate the offer, to permit competing bids to emerge, and, as appropriate, to explore and develop alternatives to maximize value for shareholders.  Under the Plan, each shareholder at the time of the Plan’s adoption was issued one Right for each common share of the Company held.  Each Right entitles the registered holder thereof, except for certain “Acquiring Persons” (as defined in the Plan), to purchase from treasury one common share at a 50% discount to the prevailing market price, subject to certain adjustments intended to prevent dilution.  The Rights are exercisable after the occurrence of specified events set out in the Plan generally related to when a person, together with affiliated or associated persons, acquires, or makes a take-over bid to acquire, beneficial ownership of 20% or more of the outstanding common shares of the Company.  The Rights expire on April 30, 2015.

At the discretion of the Board, certain option grants provide the option holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the options.

1.9

Transactions with Related Parties

In November 2005, the Company agreed to settle debts of CAD$100,000 owed by Aztec by the issuance of 1,000,000 units of Aztec at a deemed price of CAD$0.10 per unit, with each unit comprised of one common share and one-half of a share purchase warrant;  each whole warrant is exercisable to purchase one common share, and has an exercise price of CAD$0.12 and an expiry date of November 25, 2006.  In 2005, Aztec’s private placement which closed in November 2005 diluted the

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Year Ended December 31, 2005

(expressed in United States dollars)

Company’s interest from 63% to 27% resulting in the recognition of a dilution gain of $621,390.  The Company also wrote-off debt of $542,051 owed by Aztec.

General and administrative costs during 2005 include CAD$59,385 in salaries paid to a director and a total of CAD$40,000 to all directors in their capacity as Directors of the Company.

In April 2004, the Company participated in a private placement for 400,000 units of Endeavour at CAD$1.60 per unit.  Each unit was comprised of one common share and one-half of a share purchase warrant;  each whole share purchase warrant entitled the Company to acquire one common share at an exercise price of CAD$2.00 and had an expiry date of October 22, 2005.  The Company exercised these warrants in 2005.

In November 2003, the Company participated in a private placement for 500,000 units of Endeavour at CAD$0.30 per unit.  Each unit was comprised of one common share and one-half of a share purchase warrant;  each whole share purchase warrant entitled the Company to acquire one common share at CAD$0.35 until October 6, 2005.  The Company exercised these warrants in 2005.

1.10

Fourth Quarter

Items 1.4, 1.5 and 1.6 provide further details for the fourth quarter.

1.11

Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course, before the board of directors for consideration.

1.12

Critical Accounting Estimates

The preparation of financial statements requires the Company to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of estimates relate to mineral properties determination of reclamation obligations, valuation allowances for future income tax assets, and assumptions used in determining the fair value of non-cash stock-based compensation.  Actual results could differ from those estimates.

Acquisition costs of mineral properties and exploration and development expenditures incurred thereto are capitalized and deferred.  The costs related to a property from which there is production will be amortized using the unit-of-production method.  Capitalized costs are written down to their estimated recoverable amount if the property is subsequently determined to be uneconomic.  The amounts shown for mineral properties represent costs incurred to date, less recoveries and write-downs, and do not reflect present or future values.

1.13

Changes in Accounting Policies Including Initial Adoption

Flow-through shares (EIC 146):

In March 2004, guidelines related to the accounting for flow-through shares were issued by the Emerging Issues Committee of the Canadian Institute of Chartered Accountants under EIC 146.  EIC 146 requires the recognition of a provision at the date of the actual renunciation, by a reduction in the amount included in share capital relating to the flow-through shares, for the future income taxes related to the deductions foregone by the Company.  EIC 146 is applicable on a prospective basis for flow-through share transactions after March 2004.  The Company adopted EIC 146 on a prospective basis.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Year Ended December 31, 2005

(expressed in United States dollars)

Variable interest entities:

Effective January 1, 2005, the Company adopted the Canadian Institute of Chartered Accountants Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG15") on a prospective basis.  AcG15 prescribes the application of consolidation principles for entities that meet the definition of a variable interest entity (“VIE”).  An enterprise holding other than a voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE’s expected losses, receive the majority of its expected residual returns, or both.  The adoption of this new standard had no effect on the consolidated financial statements as the Company does not have any VIE’s.

1.14

Financial Instruments and Other Instruments

There are no financial instruments or other instruments.

1.15

Other MD&A Requirements

1.15.1

Other MD&A Requirements

Additional information relating to the Company are as follows:

(a)

may be found on SEDAR at www.sedar.com;

(b)

may be found in the Company’s annual information form;  and

(c)

is also provided in the Company’s audited consolidated financial statements for the year ended December 31, 2005.

1.15.2

Additional Disclosure for Venture Issuers without Significant Revenue

(a)

capitalized or expensed exploration and development costs;

The required disclosure is presented in the notes to the Company’s consolidated financial statements.

(b)

expensed research and development costs;

Not applicable.

(c)

deferred development costs;

Not applicable.

(d)

general and administrative expenses;  and

The required disclosure is presented in the Company’s consolidated financial statements.

(e)

any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

None.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Year Ended December 31, 2005

(expressed in United States dollars)

1.15.3

Outstanding Share Data

Previously, the Company’s authorized share capital comprised 100,000,000 common shares without par value.  In May 2005, the Company received shareholder approval to increase the authorized share capital to unlimited common shares without par value.

Changes in the Company’s share capital for the year ended December 31, 2005 are as follows:

Number of Shares		Amount
		(in $000s)

Balance at December 31, 2004	58,318,448	$49,234
Issued:
Exercise of share purchase options	220,000	56
Exercise of share appreciation rights	6,667	3
Provision for flow-through shares	-	(143)
Balance at December 31, 2005	58,545,115	$49,150

At March 22, 2006, there were 63,282,976 common shares issued and outstanding.

At December 31, 2005, the Company had outstanding options to purchase an aggregate 6,984,000 common shares as follows:

	December 31, 2005
		Weighted
		average
		exercise
	Number	price
	of Shares	(CAD$)

Outstanding, beginning of the year	5,649,000	$0.57
Granted	2,395,000	$0.36
Exercised	(220,000)	$0.19
Expired	(820,000)	$0.70
Converted to stock appreciation rights on exercise	(20,000)	$0.34
Outstanding, end of year	6,984,000	$0.50

Exercise price range (CAD$)	$0.17 - $1.00

At March 22, 2006, options for 6,331,500 shares remain outstanding.

At December 31, 2005, the Company had no outstanding warrants as follows:

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Year Ended December 31, 2005

(expressed in United States dollars)

Exercise
Prices		Oustanding at				Oustanding at
(CAD$)	Expiry Dates	December 31, 2004	Issued	Exercised	Expired	December 31, 2005

$0.63	February 4, 2005	625,000	-	-	(625,000)	-
$1.25	November 13, 2005	133,750	-	-	(133,750)	-
$1.10	November 13, 2005	1,540,000	-	-	(1,540,000)	-
$1.25	December 30, 2005	50,000	-	-	(50,000)	-

		2,348,750	-	-	(2,348,750)	-

At March 22, 2006, warrants for 231,000 shares remain outstanding, which were issued as compensation warrants for the flow-through private placement which closed in March 2006.

1.16

Outlook

Although it currently has sufficient capital to satisfy existing operating and administrative expenses in the short term, the Company will continue to depend upon equity capital to finance its existing projects.  There are no assurances that capital requirements will be met by this means of financing as inherent risks are attached therein including commodity prices, financial market conditions, and general economic factors.  The Company does not expect to realize any operating revenues from its properties in the foreseeable future.

1.17

Risk Factors

The following is a brief discussion of those distinctive or special characteristics of the Company’s operations and industry that may have a material impact on, or constitute risk factors in respect of, the Company’s future financial performance.

Exploration and Development Risks

There is no assurance given by the Company that its exploration and development programs and properties will result in the discovery, development or production of a commercially viable ore body.

The business of exploration for minerals and mining involves a high degree of risk.  Few properties that are explored are ultimately developed into producing mines.  There is no assurance that the Company’s mineral exploration and development activities will result in any discoveries of bodies of commercial ore.  The economics of developing gold and other mineral properties are affected by many factors including capital and operating costs, variations of the grades and tonnages of ore mined, fluctuating mineral market prices, costs of mining and processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection.  Substantial expenditures are required to establish reserves through drilling and other work, to develop metallurgical processes to extract metal from ore, and to develop the mining and processing facilities and infrastructure at any site chosen for mining.  No assurance can be given that funds required for development can be obtained on a timely basis.  The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company’s control and which cannot be accurately foreseen or predicted, such as market fluctuations, the global marketing conditions for precious and base metals, the proximity and capacity of milling and smelting facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection.  In order to commence exploitation of certain properties presently held under exploration concessions, it is necessary for the Company to apply for exploitation concessions.  There can be no guarantee that such concessions will be granted.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Year Ended December 31, 2005

(expressed in United States dollars)

Financing Risks

There is no assurance given by the Company that it will be able to secure the financing necessary to explore, develop and produce its mineral properties.

The Company does not presently have sufficient financial resources or operating cash-flow to undertake by itself all of its planned exploration and development programs.  The development of the Company’s properties may therefore depend on the Company’s joint venture partners and on the Company’s ability to obtain additional required financing.  There is no assurance the Company will be successful in obtaining the required financing, the lack of which could result in the loss or substantial dilution of its interests (as existing or as proposed to be acquired) in its properties as disclosed herein.  The Company’s ability to continue as a going concern is dependent on the ability of the Company to raise equity capital financings, the attainment of profitable operations, external financings, and further share issuance to satisfy working capital and operating needs.

Estimates of Mineral Deposits

There is no assurance given by the Company that any estimates of mineral deposits herein will not change.

Although all figures with respect to the size and grade of mineralized deposits, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are historic estimates only and are not compliant with NI 43-101, and no assurance can be given that any identified mineralized deposit will ever qualify as a commercially viable mineable ore body that can be legally and economically exploited.  Estimates regarding mineralized deposits can also be affected by many factors such as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.  In addition, the grades and tonnages of ore ultimately mined may differ from that indicated by drilling results and other work.  There can be no assurance that gold recovered in small-scale laboratory tests will be duplicated in large-scale tests under on-site conditions.  Material changes in mineralized tonnages, grades, dilution and stripping ratios or recovery rates may affect the economic viability of projects.  The existence of mineralized deposits should not be interpreted as assurances of the future delineation of ore reserves or the profitability of future operations.  The presence of clay in the mineralized material may adversely affect the economic recovery of gold from the mining operations planned at properties in Suriname.  The refractory nature of gold mineralization at New Polaris may adversely affect the economic recovery of gold from mining operations.

Mineral Prices

There is no assurance given by the Company that mineral prices will not change.

The mining industry is competitive and mineral prices fluctuate so that there is no assurance, even if commercial quantities of a mineral resource are discovered, that a profitable market will exist for the sale of same.  Factors beyond the control of the Company may affect the marketability of any substances discovered.  The prices of precious and base metals fluctuate on a daily basis, have experienced volatile and significant price movements over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates, central bank transactions, world supply for precious and base metals, international investments, monetary systems, and global or regional consumption patterns (such as the development of gold coin programs), speculative activities and increased production due to improved mining and production methods.  The supply of and demand for gold are affected by various factors, including political events, economic conditions and production costs in major gold producing regions, and governmental policies with respect to gold holdings by a nation or its citizens.  The exact effect of these factors cannot be accurately predicted, and the combination of these factors may result in the Company not receiving adequate returns on invested capital or the investments retaining their respective values.  There is no assurance that the prices of gold and other precious and base metals will be such that the Company’s properties can be mined at a profit.

Title Matters

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Year Ended December 31, 2005

(expressed in United States dollars)

There is no assurance given by the Company that it owns legal title to its mineral properties.

The acquisition of title to mineral properties is a very detailed and time-consuming process.  Title to any of the Company’s mining concessions may come under dispute.  While the Company has diligently investigated title considerations to its mineral properties, in certain circumstances, the Company has only relied upon representations of property partners and government agencies.  There is no guarantee of title to any of the Company’s properties.  The properties may be subject to prior unregistered agreements or transfers, and title may be affected by unidentified and undetected defects.  In British Columbia and elsewhere, native land claims or claims of aboriginal title may be asserted over areas in which the Company’s properties are located.

Conflicts of Interest

There is no assurance given by the Company that its directors and officers will not have conflicts of interest from time to time.

The Company’s directors and officers may serve as directors or officers of other public resource companies or have significant shareholdings in other public resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  The interests of these companies may differ from time to time.  In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against any resolution involving any such conflict.  From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.  It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment.  In accordance with the laws of the Province of British Columbia, Canada, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.  In determining whether or not the Company will participate in any particular exploration or mining project at any given time, the directors will primarily consider the upside potential for the project to be accretive to shareholders, the degree of risk to which the Company may be exposed and its financial position at that time.

Uninsured Risks

There is no assurance given by the Company that it is adequately insured against all risks.

The Company may become subject to liability for cave-ins, pollution or other hazards against which it cannot insure or against which it has elected not to insure because of high premium costs or other reasons.  The payment of such liabilities would reduce the funds available for exploration and mining activities.

Environmental and Other Regulatory Requirements

There is no assurance given by the Company that it has met all environmental or regulatory requirements.

The current or future operations of the Company, including exploration and development activities and commencement of production on its properties, require permits from various foreign, federal, state and local governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters.  Companies engaged in the development and operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits.  There can be no assurance that approvals and permits required in order for the Company to commence production on its various properties will be obtained.  Additional permits and studies, which may include environmental impact studies conducted before permits can be obtained, are necessary prior to operation of the other properties in which the Company has interests and there can be no assurance that the Company will be able to obtain or

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Year Ended December 31, 2005

(expressed in United States dollars)

maintain all necessary permits that may be required to commence construction, development or operation of mining facilities at these properties on terms which enable operations to be conducted at economically justifiable costs.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.  Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.  New laws or regulations or amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation of current laws, regulations or permits, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Foreign Countries and Regulatory Requirements

Many of the Company’s properties are located in countries outside of Canada, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mining industry.  Any changes in regulations or shifts in political attitudes may vary from country to country and are beyond the control of the Company and may adversely affect its business.  Such changes have, in the past, included nationalization of foreign owned businesses and properties.  Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income and other taxes and duties, expropriation of property, environmental legislation and mine safety.  These uncertainties may make it more difficult for the Company and its joint venture partners to obtain any required production financing for its mineral properties.

Currency Fluctuation and Foreign Exchange Controls

The Company maintains a portion of its funds in U.S. dollar denominated accounts.  The majority of the Company’s property and related contracts are denominated in U.S. dollars.  The Company’s operations in countries other than Canada are normally carried out in the currency of that country and make the Company subject to foreign currency fluctuations and such fluctuations may materially affect the Company’s financial position and results.  In addition future contracts may not be denominated in U.S. dollars and may expose the Company to foreign currency fluctuations and such fluctuations may materially affect the Company’s financial position and results.  In addition, the Company is or may become subject to foreign exchange restrictions which may severely limit or restrict its ability to repatriate capital or profits from its properties outside of Canada to Canada.  Such restrictions have existed in the past in countries in which the Company holds property interests and future impositions of such restrictions could have a materially adverse effect on the Company’s future profitability or ability to pay dividends.

Third Party Reliance

The Company’s rights to acquire interests in certain mineral properties have been granted by third parties who themselves hold only an option to acquire such properties.  As a result, the Company may have no direct contractual relationship with the underlying property holder.

Volatility of Shares Could Cause Investor Loss

The market price of a publicly traded stock, especially a junior resource issuer like the Company, is affected by many variables in addition to those directly related to exploration successes or failures.  Such factors include the general condition of the market for junior resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock.  The effect of these and other factors on the market price of the common shares on the TSX and NASD-OTC suggests that the Company’s shares will continue to be volatile.  Therefore, investors could suffer significant losses if the Company’s shares are depressed or illiquid when an investor seeks liquidity and needs to sell the Company’s shares.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Year Ended December 31, 2005

(expressed in United States dollars)

Possible Dilution to Current Shareholders based on Outstanding Options and Warrants

At December 31, 2005, the Company had 58,545,115 common shares and 6,984,000 share purchase options and no warrants outstanding.  The resale of outstanding shares from the exercise of dilutive securities could have a depressing effect on the market for the Company’s shares.  At December 31, 2005, dilutive securities represented approximately 12% of the Company’s issued shares.  Certain of these dilutive securities are exercisable at prices below the December 30, 2005 closing market price of CAD$0.58 for the Company’s shares and, accordingly, will result in dilution to existing shareholders if exercised.

1.18

Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Based upon the evaluation of the effectiveness of the disclosure controls and procedures regarding the Company’s audited consolidated financial statements for the year ended December 31, 2005 and this MD&A, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures were effective to ensure that material information relating to the Company was made known to others within the company particularly during the period in which this report and accounts were being prepared, and such controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under regulatory rules and securities laws is recorded, processed, summarized and reported, within the time periods specified.  Management of the Company recognizes that any controls and procedures can only provide reasonable assurance, and not absolute assurance, of achieving the desired control objectives, and management necessarily was required to apply its judgement in evaluating the cost-benefit relationship of possible controls and procedures.

Changes in Internal Controls over Financial Reporting

There were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date the Chief Executive Officer completed his evaluation, nor were there any significant deficiencies of material weaknesses in the Company’s internal controls requiring corrective actions.

Canarc Resource Corp.